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                                                                  Exhibit 99 (a)
NEWS RELEASE                                         Cleveland-Cliffs Inc
                                                     1100 Superior Avenue
                                                     Cleveland, Ohio  44114-2589


                           CLEVELAND-CLIFFS ANNOUNCES
                          ELECTION OF TWO NEW DIRECTORS


CLEVELAND, OH --- July 13, 1999 --- Cleveland-Cliffs Inc announced today the election of two new Board members, Ranko "Ron" Cucuz and Anthony A. Massaro.

The elections of Mr. Cucuz and Mr. Massaro increase Cliffs' Board membership to 12 persons. Mr. Cucuz is chairman, president and chief executive officer of Hayes Lemmerz International, Inc., Northville, Michigan. Mr. Massaro is chairman and chief executive officer of The Lincoln Electric Company, Cleveland, Ohio.

John S. Brinzo, Cliffs' president and chief executive officer, said, "We are delighted with the additions of Ron Cucuz and Anthony Massaro to our Board. Their broad international manufacturing experience, coupled with being consumers of steel products, will be a strong asset for Cleveland-Cliffs as we confront issues of global competition and focus on Company growth."


RANKO "RON" CUCUZ

In 1992, Mr. Cucuz was elected president and chief executive officer of Hayes Wheels International, Inc. In 1997, under his leadership, Hayes Wheels acquired Lemmerz Holding to create Hayes Lemmerz International, Inc., the world's number one supplier of wheels to the auto industry, with Mr. Cucuz becoming chairman, president and chief executive officer.

Before his position with Hayes Wheels, Mr. Cucuz spent one year as president of the steel wheel business unit of Kelsey-Hayes Company following fifteen years in various management positions at Acco Babcock Industries, including four years as president and chief executive officer - automotive mechanical controls group. He has also worked in research and development and manufacturing management in the steel industry, with such companies as LaSalle Steel Company and U.S. Steel Corp.

Mr. Cucuz also serves on the Board of National-Standard Company.

Mr. Cucuz earned a bachelor of science degree in mechanical engineering at Purdue University in 1966 and received his master's degree in business administration from Purdue in 1972.


ANTHONY A. MASSARO

Mr. Massaro became chief executive officer in 1996 and chairman in 1997 of The Lincoln Electric Company, a world leader in the design and manufacture of arc welding products. Prior to that he held positions of president and chief operating officer, and executive vice president-international operations. Massaros joined Lincoln Electric in 1993 as president and chief executive officer - Lincoln Electric Europe, based in London, U.K.

Mr. Massaro began his career as an engineer with Westinghouse Electric Corporation in 1967 and continued with Westinghouse for 26 years holding various management positions, including that of president, environmental systems group.


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Mr. Massaro earned a bachelor of science degree in chemical engineering from the
University of Pittsburgh in 1967 and did post-graduate studies in nuclear engineering. He also attended the Harvard Business School's Advanced Management Program.

Cleveland-Cliffs Inc is the largest supplier of iron ore products to the North American steel industry and is developing a significant ferrous metallics business. Subsidiaries of the Company manage six iron ore mines in North America and hold equity interests in five of the mines. Cliffs has a major iron ore reserve position in the United States, is a substantial iron ore merchant, and is beginning production of hot briquetted iron at a joint venture plant in Trinidad and Tobago.


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